

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 28, 2009

<u>Via U.S. Mail and Fax (713.570.3150)</u>
Mr. Jay A. Brown
Senior Vice President, Chief Financial Officer
  and Treasurer
Crown Castle International Corp.
1220 Augusta Drive
Suite 500
Houston, TX 77057

> **RE: Crown Castle International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **File No. 001-16441**

Dear Mr. Brown:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,

> Larry Spirgel
> Assistant Director